SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 04/18

Copel Distribuição’s Grid Market grows 4.8% in the fourth quarter

This report analyzes the performance of Copel’s electricity market between October and December 2017, compared with the amounts recorded in the same period of 2016.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 4.8% in 4Q17, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Captive Market	4,560,493	4,478,767	1.8	4,865	5,204	(6.5)	19,743	22,328	(11.6)
Concessionaries and Licensees	6	6	-	160	141	13.3	599	665	(10.0)
Free Customers ¹	991	620	59.8	2,352	1,694	38.8	8,873	5,274	68.2
Grid Market	4,561,490	4,479,393	1.8	7,377	7,039	4.8	29,215	28,267	3.4
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

The result was mainly due to the 5.4% increase in the total consumption of the industrial class in 4Q17, as a result of the improvement in industrial production in the state of Paraná - growth of 4.3% in October and 3.2% in November, in comparison with the same months of 2016. The sectors that contributed most to the increase in energy consumption were: food manufacturing, pulp and papermaking and manufacturing of wood products.

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,865 GWh in the 4Q17, which represents a reduction of 6.5%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Notice to the Market – 04/18

Number of Customers				Energy sold (GWh)
	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Residential	3,682,009	3,597,105	2.4	1,734	1,724	3.5	7,126	6,932	2.8
Industrial	76,328	82,021	(6.9)	773	1,149	(34.2)	3,254	5,753	(43.4)
Commercial	389,844	382,121	2.0	1,102	1,197	(4.5)	4,651	5,059	(8.1)
Rural	354,829	360,066	(1.5)	513	526	5.7	2,257	2,180	3.5
Other	57,483	57,454	0.1	607	608	3.0	2,455	2,404	2.1
Captive Market	4,560,493	4,478,767	1.8	4,729	5,204	(6.5)	19,743	22,328	(11.6)

The residential segment consumed 1,784 GWh between October and December 2017, recording an increase of 3.5% in consumption, due to the 2.4% increase in the number of customers and the higher average monthly consumption (162 kWh in 4Q17 compared to 160 kWh in 4Q16). In 4Q17, the residential consumption was equivalent to 36.7% of the captive market, totaling 3,682,009 consumers.

Average Consumption (kWh/month)
	4Q17	4Q16	Var.%
Residential	162	160	0.6

The industrial segment in the captive market registered a fall of 34.2% in the 4Q17, totaling 756 GWh, mainly reflecting the migration of customers to the free market. In 2017, 166 customers left Copel Distribuição's industrial captive market (15 customers only in 4Q17), which would represent an average consumption of, approximately, 360 GWh in the quarter. Therefore, if the effects of customers migration were disregarded, this class would have reduction by 2.9% in 4Q17. At the end of 4Q17, the industrial segment accounted for 15.5% of captive market consumption and had 76,328 consumers.

The commercial segment consumed 1,143 GWh in the 4Q17, a reduction of 4.5% compared to the same period of 2016. This performance was influenced by the migration of 196 customers to the free market in 2017 (28 clients only in 4Q17), which corresponds to an approximate consumption of 104 GWh in the quarter. Excluding the impact of customer migration, this segment would have registered growth of 4.2% in 4Q17. At the end of this quarter, this segment represented 23.5% of the captive market with 389,844 consumers.

Rural segment recorded a 5,7% increase in consumption in the 4Q17, totaling 556 GWh. At the end of December 2017, this segment represented 11.4% of Copel's captive market with 354,829 consumers.

Other segments (government, public lighting, public services and own consumption) totaled 626 GWh consumed between October and December 2017, growth of 3.0%. Together, these classes were equivalent to 12.9% of the captive market with 57,483 consumers at the end of 4Q17.

Notice to the Market – 04/18

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 2.0% between October and December 2017.

The table below breaks down energy sales by consumption segment:

		Energy Sold (GWh)
Segment	Market
		4Q17	4Q16	Var. %	2017	2016	Var. %
Residential		1,784	1,724	3.5	7,126	6,932	2.8
	Total	1,957	2,195	(10.9)	7,691	9,574	(19.7)
Industrial	Captive	756	1,149	(34.2)	3,254	5,753	(43.4)
	Free	1,201	1,046	14.8	4,437	3,821	16.1
	Total	1,201	1,197	0.3	4,848	5,061	(4.2)
Commercial	Captive	1,143	1,197	(4.5)	4,651	5,059	(8.1)
	Free	58	-	-	197	2	-
Rural		556	526	5.7	2,257	2,180	3.5
Other		626	608	3.0	2,455	2,404	2.1
Energy Supply		6,124	6,250	(2.0)	24,377	26,151	(6.8)

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,442 GWh in 4Q17, representing a increase of 3.9%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – 04/18

	Number of Customers / Agreements			Energy Sold (GWh)

	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Copel DIS
Captive Market	4,560,493	4,478,767	1.8	4,865	5,205	(6.5)	19,743	22,328	(11.6)
Concessionaries and Licensees	3	4	(25.0)	130	130	-	521	614	(15.1)
CCEE (MCP)	-	-	-	161	1,359	(88.2)	2,008	3,611	(44.4)
Total Copel DIS	4,560,496	4,478,771	1.8	5,156	6,694	(23.0)	22,272	26,553	(16.1)
Copel GeT
CCEAR (Copel DIS)	1	1	-	23	42	(45.2)	86	158	(45.6)
CCEAR (other concessionaries)	27	39	(30.8)	218	672	(67.6)	838	3,347	(75.0)
Free Customers	52	40	30.0	1,001	1,046	(4.3)	3,860	3,823	1.0
Bilateral Agreements ¹	37	30	23.3	2,248	1,886	19.2	8,504	7,682	10.7
CCEE (MCP) ²	-	-	-	1,307	367	256.1	4,657	1,762	164.3
Total Copel GeT	117	110	6.4	4,797	4,013	19.5	17,945	16,772	7.0
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	213	212	0.5	840	842	(0.2)
CER	3	3	-	90	90	-	357	358	(0.3)
Total Wind Farm Complex	115	115	-	303	302	0	1,197	1,200	(0.2)
Copel Comercialização
Free Customers	139	-	-	258	-	-	774	-	-
Bilateral Agreements	53	-	-	920	-	-	1,882	-	-
CCEE (MCP) ²	-	-	-	8	-	-	18	-	-
Total Copel Comercialização	192	-	-	1,186	-	-	2,674	-	-
Total Copel Consolidated	4,560,920	4,478,996	1.8	11,442	11,009	3.9	44,088	44,525	(1.0)
Note: Not considering the energy from MRE (Energy Relocation Mechanis m).
¹ Includes Short Term Sales Agreements .
² As s ured Power a llocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Curitiba, February 09, 2018.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.